EXHIBIT 99.1

B2Gold Reports Q3 2026 Results - Lowers Annual All-In Sustaining Cost Guidance and Remains On-Track to Achieve Production Guidance

VANCOUVER, British Columbia, Nov. 04, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the third quarter of 2026. All dollar figures are in United States dollars unless otherwise indicated. The consolidated financial statements and Management Discussion and Analysis (“MD&A”) relating to these results are available at www.b2gold.com.

Third Quarter 2026 Highlights

  Revenue of $836 million on 195,018 gold ounces sold at an average realized price of $4,289 per ounce. Production of 193,321 ounces of gold, on track to deliver full-year production guidance at all operations.
  Cash flow provided by operating activities of $239 million, cash flow from operating activities before changes in working capital1 of $387 million, and free cash flow2 of $48 million, reflecting the first quarter post completion of the prepaid gold sales contracts in June 2026.
  Consolidated all-in sustaining costs3 (“AISC”) of $2,602 per ounce sold. Reduced AISC guidance range to between $2,230 and $2,410 per ounce sold for 2026 (previously between $2,370 and $2,550 per ounce sold) to reflect strong year-to-date operating performance and expected results for the fourth quarter.
  Earnings per share (“EPS”) of $0.31 and adjusted EPS4 of $0.14. Included in EPS was an impairment reversal of $253 million for Fekola.
  Returned $59 million to shareholders in the quarter, consisting of $26 million in dividends paid and $33 million of share buy backs under the Company's normal course issuer bid (“NCIB”).
  Strong financial position, including cash and cash equivalents of $294 million, working capital (defined as current assets less assets classified as held for sale and current liabilities) of $497 million, and an undrawn balance of $705 million on the Company's revolving credit facility.
  Phase 1 upgrades to the Goose fixed crushing circuit completed, with the circuit now operating at 3,200 tpd following commissioning in mid-October 2026.
  Menankoto exploitation permit granted on August 7, 2026, by the State of Mali. The Company commenced mining pre-stripping activities on the Menankoto permit area in October 2026.
  Fourth quarter of 2026 dividend of $0.02 per share declared on November 4, 2026, payable on December 15, 2026, to shareholders of record as of December 2, 2026.

Mike Cinnamond, President and CEO of B2Gold, said “B2Gold delivered a strong third quarter, highlighted by continued outperformance from Masbate and Otjikoto and significant progress across several key strategic initiatives. During the quarter, we received the Menankoto exploitation permit, and waste stripping activities commenced in October. These are important milestones which support the continued growth and long-term value of the Fekola Complex. At Goose, our team continued to execute on plans to improve crushing capacity at site, with the addition of a new mobile crusher in the third quarter, and completion of Phase 1 upgrades to the fixed crusher in October, delivering 3,200 tonnes per day of crushed ore to the mill, in-line with the plan. The reduction in our full-year AISC guidance reflects the leverage in our business, where strong production performance and consistent execution translate into lower costs on a per-ounce basis. As we enter the final months of the year, our teams remain focused on safe and disciplined execution, and we remain well positioned to achieve consolidated annual production guidance for 2026 and create long-term value for shareholders.”

1. “Cash flow from operating activities before changes in working capital” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
2. “Free cash flow” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
3. “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.
4. “Adjusted earnings per share” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”.

Review of Mining Operations and Development Projects
Selected Quarterly Financial and Operating Results

		Three months ended		Nine months ended
		September 30,		September 30,
		2026	2025	2026	2025

Gold revenue - consolidated	$ in millions	836	783	2,784	2,007
Fekola	$ in millions	382	473	1,635	1,105
Goose	$ in millions	135	29	432	29
Masbate	$ in millions	227	226	701	488
Otjikoto	$ in millions	92	143	344	473
Average realized gold price	$/ounce	4,289	3,133	4,089	3,115
Production costs - consolidated	$ in millions	263	195	733	518
Fekola	$ in millions	125	104	366	290
Goose	$ in millions	69	9	172	9
Masbate	$ in millions	40	50	114	122
Otjikoto	$ in millions	28	32	81	97
Net income	$ in millions	414	23	1,039	246
Earnings per share – basic(1)	$/share	0.31	0.01	0.77	0.18
Earnings per share – diluted(1)	$/share	0.28	0.01	0.70	0.16
Adjusted net income(1)(2) ($ in millions)	$ in millions	183	180	471	465
Adjusted earnings per share(1)(2) – basic ($)	$/share	0.14	0.14	0.35	0.35
Cash provided by operating activities	$ in millions	239	176	699	609
Free cash flow(2)	$ in millions	48	(84)	152	(79)
Gold sold - consolidated	ounces in thousands	195	250	681	644
Fekola	ounces in thousands	90	137	356	340
Goose	ounces in thousands	31	8	93	8
Masbate	ounces in thousands	53	64	156	148
Otjikoto	ounces in thousands	22	41	76	148
Gold production - consolidated	ounces in thousands	193	254	635	677
Fekola	ounces in thousands	78	147	312	367
Goose	ounces in thousands	40	14	96	15
Masbate	ounces in thousands	53	50	157	147
Otjikoto	ounces in thousands	22	44	70	148
Cash operating costs(2)(3) - consolidated	$/ounce sold	1,347	768	1,076	799
Fekola	$/ounce sold	1,399	760	1,026	851
Goose	$/ounce sold	2,244	—	1,851	—
Masbate	$/ounce sold	750	775	732	823
Otjikoto	$/ounce sold	1,312	782	1,070	654
Cash operating costs(2)(3) - consolidated	$/ounce produced	1,335	780	1,168	783
Fekola	$/ounce produced	1,444	772	1,161	830
Goose	$/ounce produced	1,870	—	1,916	—
Masbate	$/ounce produced	761	805	740	812
Otjikoto	$/ounce produced	1,370	781	1,143	638
All-in sustaining costs(2)(3) - consolidated	$/ounce sold	2,602	1,479	2,267	1,508
Fekola	$/ounce sold	2,703	1,678	2,250	1,760
Goose	$/ounce sold	4,816	—	4,148	—
Masbate	$/ounce sold	1,182	1,108	1,223	1,242
Otjikoto	$/ounce sold	1,875	1,089	1,526	930

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Consolidated cash operating costs per gold ounce sold, consolidated cash operating costs per gold ounce produced and consolidated all-in sustaining costs per gold ounce sold for the three and nine months ended September 30, 2025, do not include the results of pre-commercial production from the Goose Mine.

Outlook

Consolidated gold production was 634,732 ounces in the first nine months of 2026. Strong year-to-date production from Masbate and Otjikoto, and lower royalty costs at Fekola, helped drive lower than expected consolidated cash operating costs and all-in sustaining costs.

At the Fekola Mine, the Company remains focused on efficient operations at both the Fekola and Cardinal open-pits and Fekola underground. In the third quarter of 2026, open pit activities at Fekola transitioned to waste stripping in Phase 8. This large waste mining campaign will continue through the majority of 2027. The issuance of the Menankoto exploitation permit by the State of Mali during the third quarter, which together with the Dandoko exploration permit forms Fekola Regional, unlocks one of the Company's most important near-term growth opportunities. With the Menankoto exploitation permit now received, mining pre-stripping activities commenced in October and ore is expected to be delivered to the Fekola process plant in the first quarter of 2027, upon completion of the toll milling agreement. Fekola Regional is expected to ramp up operations through the end of 2027, and produce in excess of 150,000 ounces of gold per year from 2028 through the mid-2030’s.

At Goose, remediation repairs as a result of the crushing circuit fire have been completed along with Phase 1 of the planned Goose fixed crushing circuit upgrades. Mill throughput is now averaging 3,200 tpd and is expected to remain at those levels until mid-year 2027, at which time the Company expects to complete Phase 2 upgrades in order that the Goose mill operates at an average of 4,000 tonnes per day. B2Gold continues to target gold production of 300,000 ounces of gold per year over the medium-term.

At Masbate, strong gold production results from the first nine months of 2026 are expected to continue through the remainder of the year. As a result, the Company is lowering its 2026 cash operating cost and all-in sustaining cost guidance for Masbate. Ongoing exploration, permitting and mine planning work is underway to evaluate additional opportunities for mine life extensions at current gold prices.

Similarly, at Otjikoto strong gold production results from the first nine months of 2026 are expected to continue throughout the remainder of the year. As a result, the Company is lowering its 2026 all-in sustaining cost guidance for Otjikoto. Work progressed during the quarter at Antelope, four kilometres southwest of Otjikoto, where surface and underground infrastructure is being established to support the development phase of the Antelope deposit.

The Company is well placed to complete its planned capital and exploration activities for 2026, manage its financial commitments and continue to return capital to its shareholders. In addition to paying a dividend at a yield consistent with its peer group, the Company has continued to repurchase shares under its NCIB. The Company has repurchased 41 million shares to date in 2026 for a total of $205 million in cash and expects to repurchase further shares as the year progresses.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

2026 Guidance

The Company remains on-track to deliver its 2026 production cost guidance. Based on year-to-date cost performance, changes to certain aspects of the 2026 cash operating cost and all-in sustaining cost guidance are reflected in bold in the table below, including lowering cash operating cost guidance per ounce produced for Masbate and lowering all-in sustaining cost guidance for Fekola, Masbate, Otjikoto and the consolidated group. Goose all-in sustaining cost guidance remains unchanged, though full year results are expected to be near the top end of the range.

2026 Guidance (100% Basis)(1)	Fekola Complex(2)	Masbate	Otjikoto	Goose	Total
Gold Production (koz)	390 - 420	180 - 200	80 - 100	170 - 200	820 - 920
Cash Operating Costs ($/oz produced)(3)	1,060 - 1,160	800 - 900	1,200 - 1,300	1,610 - 1,810	1,155 - 1,280
All-In Sustaining Costs ($/oz sold)(3)	2,350 - 2,500	1,250 - 1,400	1,630 - 1,780	2,670 - 2,970	2,230 - 2,410

(1) Totals may not add due to rounding.
(2) The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), and Fekola Regional (comprised of the consolidated Menankoto permit, and the Dandoko permit).
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Fourth Quarter 2026 Dividend

On November 4, 2026, B2Gold’s Board of Directors declared a cash dividend for the fourth quarter of 2026 (the “Q4 2026 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on December 15, 2026, to shareholders of record as of December 2, 2026.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q4 2026 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Third Quarter 2026 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, November 5, 2026, at 9:00 am PCT / 11:00 am ET. To participate in the live call, please use one of the following methods:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  International: +1 (647) 846-2419
  Webcast: access link

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 9332075. All other callers: +1 (412) 317-0088, replay access code 9332075.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Cautionary Statement on Forward-Looking Information

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” (including financial outlook) and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; revised all-in sustaining costs of between $2,230 and $2,410 per ounce; 2026 production guidance for Goose expected to be between 170,000 and 200,000 ounces of gold at cash operating costs of between $1,610 and $1,810 per gold ounce produced and all-in sustaining costs of between $2,670 and $2,970 per gold ounce; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year over the medium-term; the timeline and cost for repairs of the Goose crushing circuit damaged by the fire and the interim ability to utilize mobile crushers to maintain the planned production profile; the second phase of the crushing circuit upgrades being completed in the first half of 2027 and the costs associated therewith; upon completion of the second phase of the crusher circuit upgrades, the potential for crushing capacity to be increased to an average of 4,000 tpd by the end of the first half of 2027; 2026 Fekola Complex production guidance expected to be between 390,000 and 420,000 ounces of gold at cash operating costs of between $1,060 and $1,160 per gold ounce produced also remains unchanged and revised Fekola all-in sustaining costs guidance to $2,350 to $2,500 per gold ounce sold; Fekola Regional contributing in excess of 150,000 ounces starting in 2028; 2026 production guidance for Otjikoto expected to be between 80,000 to 100,000 ounces of gold at cash operating costs of between $1,200 and $1,300 per gold ounce produced and revised all-in sustaining costs of $1,630 to $1,780 per gold ounce sold; delivery of ore to the Fekola process plant in the first quarter of 2027; 2026 production guidance for Masbate expecting to be between 180,000 and 200,000 ounces of gold at revised cash operating costs guidance to $800 to $900 per gold ounce produced and revised all-in sustaining costs of $1,250 to $1,400 per gold ounce sold; the receipt of the required permit amendments for Gramalote and the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "on-track", "target", "potential", "future", "continue", "opportunity", "anticipate", "seek", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. Any financial outlook in this news release is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information about B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

NON-IFRS MEASURES

Cash operating costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ is a common financial performance measure in the gold mining industry but, as non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, this measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure, along with sales, is considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, plus an allocation of costs to by-products. The Company uses the income from silver by-product credits as a proxy for the cost to produce the silver. The tables below show a reconciliation of cash operating costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	125,485	69,327	39,651	28,242	262,705
Royalties and production taxes	65,670	1,923	11,448	3,685	82,726

Total cash costs	191,155	71,250	51,099	31,927	345,431

Gold sold (ounces)	89,718	30,894	52,885	21,521	195,018

Cash operating costs per ounce ($/ gold ounce sold)	1,399	2,244	750	1,312	1,347

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	104,448	9,127	49,632	31,947	195,154
Royalties and production taxes	76,717	380	9,963	5,725	92,785
Less pre-commercial production costs	—	(9,507)	—	—	(9,507)

Total cash costs	181,165	—	59,595	37,672	278,432

Gold sold (ounces)	137,360	7,685	64,043	40,837	249,925
Less pre-commercial production sold (ounces)	—	(7,685)	—	—	(7,685)

Gold sold from commercial production (ounces)	137,360	—	64,043	40,837	242,240

Cash operating costs per ounce ($/ gold ounce sold)	760	—	775	782	768

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	365,700	171,712	113,953	81,389	732,754
Royalties and production taxes	287,222	7,826	35,631	13,771	344,450

Total cash costs	652,922	179,538	149,584	95,160	1,077,204

Gold sold (ounces)	356,458	92,765	155,586	76,092	680,901

Cash operating costs per ounce ($/ gold ounce sold)	1,026	1,851	732	1,070	1,076

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	289,594	9,127	122,116	96,674	517,511
Royalties and production taxes	167,768	380	26,213	18,931	213,292
Less pre-commercial production costs	—	(9,507)	—	—	(9,507)

Total cash costs	457,362	—	148,329	115,605	721,296

Gold sold (ounces)	340,352	7,685	148,393	147,877	644,307
Less pre-commercial production sold (ounces)	—	(7,685)	—	—	(7,685)

Gold sold from commercial production (ounces)	340,352	—	148,393	147,877	636,622

Cash operating costs per ounce ($/ gold ounce sold)	851	—	823	654	799

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, plus an allocation of costs to by-products. The Company uses the income from silver by-product credits as a proxy for the cost to produce the silver. Cash operating costs per gold ounce produced do not include pre-commercial production from Goose. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	125,485	69,327	39,651	28,242	262,705
Inventory sales adjustment	(12,716)	5,411	953	1,708	(4,644)

Cash operating costs	112,769	74,738	40,604	29,950	258,061

Gold produced (ounces)	78,119	39,973	53,363	21,866	193,321

Cash operating costs per ounce ($/ gold ounce produced)	1,444	1,870	761	1,370	1,335

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	104,448	9,127	49,632	31,947	195,154
Inventory sales adjustment	8,880	4,965	(9,762)	2,509	6,592
Less pre-commercial production costs	—	(14,092)	—	—	(14,092)

Cash operating costs	113,328	—	39,870	34,456	187,654

Gold produced (ounces)	146,883	13,862	49,519	44,105	254,369
Less pre-commercial gold production	—	(13,862)	—	—	(13,862)

Adjusted gold produced (ounces)	146,883	—	49,519	44,105	240,507

Cash operating costs per ounce ($/ gold ounce produced)	772	—	805	781	780

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	365,700	171,712	113,953	81,389	732,754
Inventory sales adjustment	(3,662)	11,727	2,380	(1,570)	8,875

Cash operating costs	362,038	183,439	116,333	79,819	741,629

Gold produced (ounces)	311,850	95,739	157,310	69,833	634,732

Cash operating costs per ounce ($/ gold ounce produced)	1,161	1,916	740	1,143	1,168

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	289,594	9,127	122,116	96,674	517,511
Inventory sales adjustment	15,174	6,143	(2,983)	(2,083)	16,251
Less pre-commercial production costs	—	(15,270)	—	—	(15,270)

Cash operating costs	304,768	—	119,133	94,591	518,492

Gold produced (ounces)	367,049	14,554	146,626	148,346	676,575
Less pre-commercial gold production	—	(14,554)	—	—	(14,554)

Adjusted gold produced (ounces)	367,049	—	146,626	148,346	662,021

Cash operating costs per ounce ($/ gold ounce produced)	830	—	812	638	783

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units ("RSUs/DSUs/PSUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	125,485	69,327	39,651	28,242	—	262,705
Royalties and production taxes	65,670	1,923	11,448	3,685	—	82,726
Corporate administration	2,514	371	523	1,253	9,218	13,879
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	3,673	3,673
Community relations	666	230	146	656	—	1,698
Reclamation liability accretion	670	353	346	345	—	1,714
Realized gains on derivative contracts	(4,101)	—	(2,214)	(191)	—	(6,506)
Sustaining lease expenditures	2,944	199	303	1,275	447	5,168
Sustaining capital expenditures(2)	48,667	69,291	10,686	4,643	—	133,287
Sustaining mine exploration(2)	—	7,095	1,641	448	—	9,184

Total all-in sustaining costs from commercial production	242,515	148,789	62,530	40,356	13,338	507,528

Gold Sold (ounces)	89,718	30,894	52,885	21,521	—	195,018

All-in sustaining cost per ounce ($/ gold ounce sold)	2,703	4,816	1,182	1,875	—	2,602

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	48,667	72,868	12,151	10,477	144,163
Antelope development costs	—	—	—	(5,834)	(5,834)
Crusher circuit upgrades	—	(3,577)	—	—	(3,577)
Land acquisition costs	—	—	(1,465)	—	(1,465)

Sustaining capital expenditures	48,667	69,291	10,686	4,643	133,287

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	7,095	1,656	2,015	10,766
Non-sustaining exploration	—	—	(15)	(1,567)	(1,582)

Sustaining mine exploration	—	7,095	1,641	448	9,184

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	104,448	9,127	49,632	31,947	—	195,154
Royalties and production taxes	76,717	380	9,963	5,725	—	92,785
Corporate administration	4,265	—	630	1,011	9,343	15,249
Share-based payments – RSUs/DSUs/PSUs(1)	13	—	—	—	2,612	2,625
Community relations	464	10,000	91	466	—	11,021
Reclamation liability accretion	637	1,132	333	235	—	2,337
Realized losses on derivative contracts	139	—	85	13	—	237
Sustaining lease expenditures	87	—	320	1,246	359	2,012
Sustaining capital expenditures(2)	43,778	—	9,886	3,480	—	57,144
Sustaining mine exploration(2)	—	—	48	346	—	394

Total all-in sustaining costs	230,548	20,639	70,988	44,469	12,314	378,958
Less all-in sustaining costs related to pre-commercial production	—	(20,639)	—	—	—	(20,639)

Total all-in sustaining costs from commercial production	230,548	—	70,988	44,469	12,314	358,319

Gold Sold (ounces)	137,360	7,685	64,043	40,837	—	249,925
Less pre-commercial production ounces		(7,685)				(7,685)

Gold Sold from commercial production (ounces)	137,360	—	64,043	40,837	—	242,240

All-in sustaining cost per ounce ($/ gold ounce sold)	1,678	—	1,108	1,089	—	1,479

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	55,113	157,068	9,916	4,391	226,488
Fekola underground	(11,335)	—	—	—	(11,335)
Pre-production capital expenditures		(157,068)			(157,068)
Other	—	—	(30)	(911)	(941)

Sustaining capital expenditures	43,778	—	9,886	3,480	57,144

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	5,619	602	2,220	8,441
Non-sustaining exploration	—	(5,619)	(554)	(1,874)	(8,047)

Sustaining mine exploration	—	—	48	346	394

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	365,700	171,712	113,953	81,389	—	732,754
Royalties and production taxes	287,222	7,826	35,631	13,771	—	344,450
Corporate administration	11,246	1,435	1,640	3,610	31,318	49,249
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	17,804	17,804
Community relations	1,633	1,130	391	1,034	—	4,188
Reclamation liability accretion	1,987	1,080	1,018	1,013	—	5,098
Realized gains on derivative contracts	(9,457)	—	(5,762)	(504)	—	(15,723)
Sustaining lease expenditures	8,512	1,538	927	4,095	1,356	16,428
Sustaining capital expenditures(2)	135,319	183,253	40,783	10,769	—	370,124
Sustaining mine exploration(2)	—	16,858	1,716	952	—	19,526

Total all-in sustaining costs from commercial production	802,162	384,832	190,297	116,129	50,478	1,543,898

Gold Sold (ounces)	356,458	92,765	155,586	76,092	—	680,901

All-in sustaining cost per ounce ($/ gold ounce sold)	2,250	4,148	1,223	1,526	—	2,267

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	135,319	211,147	42,949	25,366	414,781
Site infrastructure construction	—	(23,116)	—	—	(23,116)
Antelope development costs	—	—	—	(14,597)	(14,597)
Crusher upgrade costs	—	(4,778)	—	—	(4,778)
Land acquisitions	—	—	(2,166)	—	(2,166)

Sustaining capital expenditures	135,319	183,253	40,783	10,769	370,124

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	16,858	2,957	4,613	24,428
Non-sustaining exploration	—	—	(1,241)	(3,661)	(4,902)

Sustaining mine exploration	—	16,858	1,716	952	19,526

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	289,594	9,127	122,116	96,674	—	517,511
Royalties and production taxes	167,768	380	26,213	18,931	—	213,292
Corporate administration	10,793	—	1,698	3,298	27,045	42,834
Share-based payments – RSUs/DSUs/PSUs(1)	43	—	—	—	10,813	10,856
Community relations	1,138	10,000	272	1,169	—	12,579
Reclamation liability accretion	1,949	1,132	1,013	744	—	4,838
Realized losses on derivative contracts	760	—	466	95	—	1,321
Sustaining lease expenditures	251	—	961	3,658	1,329	6,199
Sustaining capital expenditures(2)	126,612	—	31,466	11,694	—	169,772
Sustaining mine exploration(2)	—	—	118	1,191	—	1,309

Total all-in sustaining costs	598,908	20,639	184,323	137,454	39,187	980,511
Less all-in sustaining costs related to pre-commercial production	—	(20,639)	—	—	—	(20,639)

Total all-in sustaining costs from commercial production	598,908	—	184,323	137,454	39,187	959,872

Gold Sold (ounces)	340,352	7,685	148,393	147,877	—	644,307
Less pre-commercial production ounces	—	(7,685)	—	—	—	(7,685)

Gold Sold from commercial production (ounces)	340,352	—	148,393	147,877	—	636,622

All-in sustaining cost per ounce ($/ gold ounce sold)	1,760	—	1,242	930	—	1,508

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	172,495	395,364	35,148	12,707	615,714
Fekola underground	(45,883)	—	—	—	(45,883)
Pre-production capital expenditures	—	(395,364)	—	—	(395,364)
Other	—	—	(3,682)	(1,013)	(4,695)

Sustaining capital expenditures	126,612	—	31,466	11,694	169,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	15,941	1,553	6,433	23,927
Regional exploration	—	(15,941)	(1,435)	(5,242)	(22,618)

Sustaining mine exploration	—	—	118	1,191	1,309

Adjusted net income attributable to shareholders and adjusted earnings per share - basic

"Adjusted net income attributable to shareholders" and "adjusted earnings per share – basic" are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income attributable to shareholders as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income attributable to shareholders and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provides information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income attributable to shareholders as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$

Net income attributable to shareholders of the Company for the period:	408,898	19,313	1,026,169	231,324

Adjustments for non-recurring and significant recurring non-cash items:
Gain on sale of mining interests	—	—	(292,374)	—
Reversal of impairment on long-lived assets	(253,488)	—	(253,488)	—
Unrealized (gains) losses on derivative instruments	(39,957)	101,715	(191,969)	172,370
Write-off of plant and equipment	3,067	—	52,780	—
Loss (gain) on dilution of associate	1,916	—	(28,213)	—
Change in fair value of gold stream	(963)	28,100	(17,877)	80,406
Other cost of sales	6,018	—	21,880	—
Recoveries on insurance claims	(14,304)	—	(26,904)	—
Realized gain on total return swap	—	—	—	(7,731)
Write-down of mining interests	—	—	—	5,118
Deferred income tax expense (recovery)	71,481	30,785	180,822	(16,885)

Adjusted net income attributable to shareholders of the Company for the period	182,668	179,913	470,826	464,602

Basic weighted average number of common shares outstanding (in thousands)	1,320,959	1,324,279	1,331,076	1,321,491

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.14	0.14	0.35	0.35

Free cash flow

"Free cash flow" is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines free cash flow as cash flow provided by operating activities less capital expenditures.

Management believes that the presentation of free cash flow is appropriate to provide additional information to investors on the Company's ability to operate without reliance on additional borrowing. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to free cash flow as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$

Cash provided by operating activities	238,618	175,603	699,344	609,472

Capital expenditures
Fekola Mine	(48,667)	(55,113)	(135,319)	(172,495)
Goose Mine	(72,868)	(157,068)	(211,147)	(395,364)
Masbate Mine	(12,151)	(9,916)	(42,949)	(35,148)
Otjikoto Mine	(10,477)	(4,391)	(25,366)	(12,707)
Fekola Regional Properties	(16,220)	(5,579)	(60,519)	(13,752)
Gramalote Project	(10,424)	(11,531)	(27,450)	(23,475)
Other exploration	(19,824)	(15,738)	(44,323)	(35,212)

Total capital expenditures	(190,631)	(259,336)	(547,073)	(688,153)

Free cash flow	47,987	(83,733)	152,271	(78,681)

Cash flow from operating activities before changes in working capital

"Cash flow from operating activities before changes in working capital" is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other issuers. The Company defines cash flow from operating activities before changes in working capital as cash flow provided by operating activities adjusted to add back or remove changes in non-cash working capital, changes in long-term inventory and changes in long-term value added tax receivables.

Management believes that the presentation of cash flow from operating activities before changes in working capital is appropriate to provide additional information to investors on the Company's ability cash flow from its operations without the impact of timing differences from changes in short-term and long-term non-cash working capital items. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to cash flow provided by operating activities as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$

Cash provided by operating activities	238,618	175,603	699,344	609,472

Changes in non-cash working capital	16,954	(70,929)	(12,589)	(84,951)
Changes in long-term inventory	108,015	60,883	138,239	102,166
Changes in long-term value added tax receivables	23,742	18,556	42,615	102,336

Cash flow from operating activities before changes in working capital	387,329	184,113	867,609	729,023

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Rebecca Henare
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com